Via Facsimile and U.S. Mail
Mail Stop 4720

June 29, 2009

Mr. John K. Henry
Senior Vice President and Chief Financial Officer
Duane Reade Holdings, Inc.
440 Ninth Avenue
New York, NY 10001

> **Re:** **Duane Reade Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2008**
> **File No. 333-122206-05**

Dear Mr. Henry:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Factors Influencing our Liquidity, page 54

1.   Please revise your table of contractual cash obligations on page 55 to include interest expense attributable to all your debt, not just your fixed-rate debt. Disclose in a footnote to the table the assumptions made in estimating interest payments presented for variable rate debt and provide the range of possible payment resulting from your "no cost collar" interest swap agreement.

Critical Accounting Policies

Impairment of Goodwill and Intangible Assets, page 59

2.   Please revise your disclosure to clarify why you have no apparent impairment of your goodwill and trade name intangible assets given your continuing losses, your stockholders' deficit and the slow-down in the economy. In your response, please clarify how you identify reporting units for goodwill impairment testing purposes and how you determine the fair value for your indefinite-lived trade name. To the extent your impairment tests indicate that impairment is avoided by narrow margins, please disclose this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions.

Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 66

3.   You disclose cost of sales and gross profit excluding depreciation and amortization. In MD&A on page 43 you disclose that you exclude depreciation and amortization related to your distribution centers. Please revise your disclosure to include this depreciation and amortization or remove the presentation of gross profit in the statements of operations and selected financial data and remove your discussion of gross profit and gross margin in your MD&A.

Notes to Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Sales taxes, page 73

4.   You disclose that sales taxes are not a component of revenues. On page 40 of your March 28, 2009 Form 10-Q you indicate that price increases related to cigarette excise tax increases contributed to favorable front-end store sales in the first quarter of 2009. Please revise your policy disclosure to clarify what taxes are included in revenues and disclose the amount of those taxes included in revenues, if significant, pursuant to paragraph 4 of EITF 06-3.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

Mr. John K. Henry
Duane Reade Holdings, Inc.
June 29, 2009
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant